Filed pursuant to Rule 433

Registration No. 333-143727

SMITHFIELD FOODS, INC.

FINAL TERM SHEET

June 19, 2007

7.750% Senior Notes due 2017

ISSUER: Smithfield Foods, Inc.

SECURITY: 7.750% Senior Notes due 2017

MATURITY: July 1, 2017

PRINCIPAL AMOUNT: $500,000,000

PROCEEDS TO COMPANY: 98.850%

EXPECTED RATINGS: Ba3 by Moody’s Investors Service, Inc.

                                         BB by Standard & Poor’s Ratings Services

COUPON: 7.750%

YIELD: 7.750%

BENCHMARK TREASURY: 4.50% due May 2017

SPREAD TO BENCHMARK TREASURY: 267 bps

BENCHMARK TREASURY YIELD: 5.08%

PRICE AT ISSUE: 100.000%

INTEREST PAYMENT DATES: January 1 and July 1

FIRST INTEREST PAYMENT DATE: January 1, 2008

EQUITY CLAWBACK (OPTIONAL REDEMPTION): At any time prior to July 1, 2010, we may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of our common shares at a redemption price of 107.750% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption.

CHANGE OF CONTROL: The occurrence of a change of control will be a triggering event requiring us to offer to purchase the notes at a price equal to 101% of the principal amount together with accrued and unpaid interest, if any, to the date of purchase.

Certain asset dispositions will be triggering events which may require us to use the proceeds from those asset dispositions to make an offer to purchase the notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within 365 days to repay indebtedness (with a corresponding reduction in commitment) or to invest in assets related to our business.

BOOKRUNNERS: Citigroup Global Markets Inc. and J.P. Morgan Securities, Inc.

CO-MANAGERS: Goldman, Sachs & Co., Banc of America Securities LLC, BMO Capital Markets Corp., Morgan Stanley & Co. Incorporated, Rabo Securities USA, Inc., SG Americas Securities, LLC, ING Financial Markets, LLC, and SunTrust Capital Markets, Inc.

TRADE DATE: June 19, 2007

SETTLEMENT DATE (T+3): June 22, 2007

CUSIP: 832248 AQ1

ISIN: US832248AQ16

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Citigroup Global Markets Inc.	1-877-858-5407 (toll free)
J.P. Morgan Securities Inc.	1-212-834-4533 (collect)

This communication is intended for the sole use of the person to whom it is provided by the sender.

The information in this term sheet supplements the Company’s preliminary prospectus, dated June 19, 2007 (the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. This term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.